UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[X] Form 10-Q	[ ] Form 10-D	[ ] Form N-SAR
[ ] Form N-CSR

For Period Ended: March 31, 2017

[ ]	Transition Report on Form 10-K

[ ]	Transition Report on Form 20-F

[ ]	Transition Report on Form 11-K

[ ]	Transition Report on Form 10-Q

[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MGT Capital Investments, Inc.

Full Name of Registrant

Former Name if Applicable

512 S. Mangum Street, Suite 408

Durham, NC 27701

Address of Principal Executive Office (Street and Number)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

MGT Capital Investments Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017 on a timely basis because the Company requires additional time to work with its auditors and legal counsel to prepare and finalize the Form 10-Q.

As previously disclosed in a Current Report on Form 8-K filed with the Securities and Exchange Commission on January 9, 2017, the Registrant dismissed Friedman LLP (“Friedman”), its former certifying accountant, and engaged RBSM LLP (“RBSM”) as its new independent registered public accounting firm effective on January 5, 2017. RBSM is currently reviewing the Registrant’s consolidated financial statements (the “Financial Statements”) for the fiscal quarter ended March 31, 2017. Due to the timing of this change of the auditing firms, the Registrant requires additional time to prepare its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017. The Registrant currently anticipates that the Form 10-Q for the quarter ended March 31, 2017 will be filed as soon as practicable, no later than May 15, 2017.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Robert Ladd	914	630-7430
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes [X] No [  ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [  ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MGT CAPITAL INVESTMENTS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

MGT CAPITAL INVESTMENTS, INC.

Date: May 11, 2017	By:	/s/ Robert Ladd
Robert Ladd
President